Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

 October 26, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Marianne Dobelbower

Re:	Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A of Deutsche Portfolio Trust (the “Registrant”) (Reg. Nos. 002-13627/ 811-00042) with respect to Deutsche Core Plus Income Fund (to be known as Deutsche Total Return Bond Fund, effective October 30, 2017) (the “Fund”), a series of the Registrant

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on October 13, 2017 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on August 28, 2017 and has an effective date of October 27, 2017.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please explain the basis for using estimated rather than actual expenses for “Other Expenses” in the expense table.

Response: The Fund has included a footnote to “Other Expenses” in its expense table that indicates that “other expenses” for Class R are based on estimated amounts for the current fiscal year. Since Class R shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class R.

2.	Comment: Please confirm that the fee waiver/expense reimbursement reflected in the expense table will remain in effect for at least one year from the date of the Fund’s prospectus.

Response: The disclosure below the expense table reflects that the fee waiver/expense reimbursement is in effect through October 31, 2018.

3.   Comment: Please explain whether the fee waiver/expense reimbursement reflected in the Fund’s prospectus provides for the recoupment of fees waived or expenses reimbursed.

Response: The Fund’s fee waiver/expense reimbursement does not provide for recoupment of fees waived or expenses reimbursed.

4.	Comment: The Fund’s principal investment strategy discussion indicates that the Fund may invest in non-investment grade securities. Please advise whether such holdings are treated as liquid or illiquid securities. Please confirm that the Fund limits investments in illiquid securities to no more than 15% of Fund assets.

Response: The treatment of investments in non-investment grade securities as liquid or illiquid is determined based on the specific characteristics of each security and the availability of liquidity for the security in the market. The Fund’s investment in illiquid securities is limited to no more than 15% of Fund assets.

5.	Comment: The Fund performance discussion indicates that Class R performance figures are based on the historical performance of the Fund’s Institutional Class shares adjusted to reflect the higher expenses of Class R. Please confirm that the comparison of expenses between the two classes refers to gross expenses.

Response: Class R performance was calculated using gross expenses.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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